UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 06, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference: Notification from the First National Preparatory Investigation Court

Dear Sirs:

The Peruvian First National Preparatory Investigation Court (Primer Juzgado de Investigación Preparatoria Nacional) has notified us of its resolution incorporating four companies, including Graña and Montero S.A.A. and GyM S.A., as defendants in the criminal investigation in respect of the IIRSA South project (tranches II and III).

As the resolution itself indicates, this decision simply constitutes a summons and incorporates these entities into the investigation. It does not constitute the imposition of any damages or sanctions. The resolution does enable Graña and Montero S.A.A. and GyM S.A. to exercise their rights of defense, including to present evidence and reach the truth in criminal proceedings.

Notwithstanding the foregoing, we believe that the court has not evaluated the necessary requirements for incorporation into the investigation, nor has the court analyzed any of the arguments presented in their defense; as a result, we will appeal the decision.

____________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: March 06, 2018